Via Facsimile and U.S. Mail
Mail Stop 6010

July 13, 2006

Ms. Carolyn J. Logan
President and Chief Executive Officer
Salix Pharmaceuticals, Ltd.
1700 Perimeter Park Drive
Morrisville, North Carolina 27560

Re: **Salix Pharmaceuticals, Ltd.**
        Form 10-K for Fiscal Year Ended December 31, 2005
        Filed March 16, 2006
        Form 10-Q for the Three Months Ended March 31, 2006
        Filed May 10, 2006
        File No. 000-23265

Dear Ms. Logan:

We have limited our review of your filings to the issues we have addressed in our comments. In our comments, we ask you to provide us with information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K – December 31, 2005

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 21

Critical Accounting Policies, page 22

Revenue Recognition, page 22

1. We believe that your disclosure related to estimates of items that reduce gross revenue such as product returns, chargebacks, customer rebates and other discounts and allowances could be improved as follows. As such, please provide to us the following information in disclosure-type format:

    a) The nature and amount of each accrual at the balance sheet date and the effect that could result from using other reasonably likely assumptions than what you used to arrive at each accrual such as a range of reasonably likely amounts or some other type of sensitivity analysis.

    b) The factors that you consider in estimating each accrual such as historical return of products, levels of inventory in the distribution channel, estimated remaining shelf life, price changes from competitors and introductions of generics and/or new products.

    c) To the extent that information you consider in b) is quantifiable, discuss both quantitative and qualitative information and discuss to what extent information is from external sources (e.g., end-customer prescription demand, third-party market research data comparing wholesaler inventory levels to end-customer demand). For example, in discussing your estimate of product that may be returned, consider disclosing and discussing, preferably by product and in tabular format, the total amount of product (in sales dollars) that could potentially be returned as of the balance sheet date and disaggregated by expiration period.

    d) If applicable, discuss any shipments made as a result of incentives and/or in excess of your customer's ordinary course of business inventory level. Discuss your revenue recognition policy for such shipments.

    e) A roll forward of the liability for each estimate for each period presented showing the following:
       - Beginning balance,
       - Current provision related to sales made in current period,
       - Current provision related to sales made in prior periods,
       - Actual returns or credits in current period related to sales made in current period,
       - Actual returns or credits in current period related to sales made in prior periods, and
       - Ending balance.

    f) In your discussion of results of operations for the period to period revenue comparisons, discuss the amount of and reason for fluctuations for each type of reduction of gross revenue (i.e. product returns, chargebacks, customer rebates and other discounts and allowances) including the effect that changes in your estimates of these items had on your revenues and operations.

Consolidated Financial Statements, page F-1

Notes to Consolidated Financial Statements, page F-8

(11) Commitments, page F-21

2. We note your discussion of Collaborative Agreements and reference to related annual and prospective royalty and milestone payments due there under on pages 4 through 6. Please provide to us, in disclosure type format, a discussion of each of these agreements that includes the milestone and royalty payments that you may be obligated to make along with the events that would trigger the payment of these fees. Please assess whether these milestone and royalty payments meet the criteria as a purchase obligation and if they should be shown in the contractual obligations table pursuant to Item 303(a)(5) of Regulation S-K. If so, please provide us, in disclosure type format, a revised table. If as a result of that assessment you do not include these payments in the table please provide us, in disclosure type a discussion of the amount and timing of material event milestone and royalty commitments that are reasonably likely to be paid. Please refer to Financial Reporting Release 72, section IV.

Form 10-Q – March 31, 2006

Financial Statements, page 1

Notes to Condensed Consolidated Financial Statements, page 4

7. Research and Development, page 6

3. Please provide to us a more detailed discussion of what resulted in this "refined estimation process." Include what the old process involved, what changed under the current process, and why both processes were appropriate. Further explain to us why your management's discussion and analysis appears to be silent on the impact that this change had when it appears to be a significant contributing factor to your net income for the period.

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provide the requested information. Detailed letters greatly facilitate our review. Please file your letter on EDGAR under the form type label CORRESP.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings include all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in your letter, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

You may contact James Peklenk, Staff Accountant, at (202) 551-3661, or Jim Atkinson, Accounting Branch Chief, at (202) 551-3674 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant